UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2021 and December 31, 2020 and for the
three and six months ended June 30, 2021 and 2020

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2021	December 31, 2020
Current Assets
Cash and cash equivalents	4	$2,076	$2,743
Financial assets	5	2,281	2,575
Accounts and other receivable, net	6	4,511	4,306
Inventory, net	7	3,951	3,696
Other assets	9	1,372	1,173
		14,191	14,493
Financial assets	5	6,482	6,221
Accounts and other receivable, net	6	728	683
Other assets	9	373	411
Property, plant and equipment	10	13,119	13,982
Deferred income tax assets		736	761
Intangible assets	11	11,026	11,261
Equity accounted investments	13	1,586	1,690
Goodwill	12	5,284	5,244
		$53,525	$54,746
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$11,047	$10,416
Corporate borrowings	16	427	300
Non-recourse borrowings in subsidiaries of the partnership	16	1,367	1,417
		12,841	12,133
Accounts payable and other	14	7,411	7,516
Corporate borrowings	16	—	310
Non-recourse borrowings in subsidiaries of the partnership	16	20,491	21,749
Deferred income tax liabilities		1,586	1,701
		$42,329	$43,409
Equity
Limited partners	19	$2,230	$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,993	1,564
Interest of others in operating subsidiaries		6,973	7,845
		11,196	11,337
		$53,525	$54,746

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2021	2020	2021	2020
Revenues	22	$11,235	$7,370	$21,064	$17,516
Direct operating costs	21	(9,996)	(6,285)	(18,432)	(15,186)
General and administrative expenses		(253)	(228)	(504)	(472)
Depreciation and amortization expense		(553)	(533)	(1,095)	(1,071)
Interest income (expense), net		(351)	(353)	(699)	(717)
Equity accounted income (loss), net	13	7	18	36	9
Impairment expense, net	10, 13	—	(29)	(201)	(142)
Gain (loss) on acquisitions/dispositions, net	8	16	(4)	1,823	179
Other income (expense), net		(97)	149	(58)	(68)
Income (loss) before income tax		8	105	1,934	48
Income tax (expense) recovery
Current		(118)	(23)	(311)	(98)
Deferred		81	67	115	165
Net income (loss)		$(29)	$149	$1,738	$115
Attributable to:
Limited partners	19	$(50)	$(59)	$231	$(126)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	19	(44)	(50)	205	(109)
Special Limited Partners	19	79	—	79	—
Interest of others in operating subsidiaries		(14)	258	1,223	350
		$(29)	$149	$1,738	$115
Basic and diluted earnings (loss) per limited partner unit	19	$(0.63)	$(0.73)	$2.94	$(1.57)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	Notes	2021	2020	2021	2020
Net income (loss)		$(29)	$149	$1,738	$115
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		7	134	(92)	142
Foreign currency translation		368	281	38	(799)
Net investment and cash flow hedges	4	(145)	(50)	89	7
Equity accounted investments	13	3	2	1	(9)
Taxes on the above items		3	(42)	21	(55)
Reclassification to profit or loss		18	37	19	38
		254	362	76	(676)

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		60	93	160	(82)
Taxes on the above item		(8)	(5)	(20)	18
Total other comprehensive income (loss)		306	450	216	(740)
Comprehensive income (loss)		$277	$599	$1,954	$(625)
Attributable to:
Limited partners		$(1)	$17	$270	$(225)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		1	16	241	(194)
Special Limited Partners		79	—	79	—
Interest of others in operating subsidiaries		198	566	1,364	(206)
		$277	$599	$1,954	$(625)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Limited Partners	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,924	$(222)	$78	$(231)	$1,549	$—	$15	$7,845	$11,337
Net income (loss)	—	231	—	—	231	—	205	—	—	205	79	—	1,223	1,738
Other comprehensive income (loss)	—	—	—	39	39	—	—	—	36	36	—	—	141	216
Total comprehensive income (loss)	—	231	—	39	270	—	205	—	36	241	79	—	1,364	1,954
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	1,016	1,016
Distributions (2)	—	(10)	—	—	(10)	—	(8)	—	—	(8)	(79)	—	(1,280)	(1,377)
Ownership changes (3)	—	58	39	(38)	59	—	51	108	37	196	—	—	(2,112)	(1,857)
Unit repurchases (2)	(17)	—	—	—	(17)	—	—	—	—	—	—	—	—	(17)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	140	140
Balance as at June 30, 2021	$2,258	$44	$107	$(179)	$2,230	$1,924	$26	$186	$(158)	$1,978	$—	$15	$6,973	$11,196
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
Net income (loss)	—	(126)	—	—	(126)	—	(109)	—	—	(109)	—	—	350	115
Other comprehensive income (loss)	—	—	—	(99)	(99)	—	—	—	(85)	(85)	—	—	(556)	(740)
Total comprehensive income (loss)	—	(126)	—	(99)	(225)	—	(109)	—	(85)	(194)	—	—	(206)	(625)
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	473	473
Distributions (2)	—	(10)	—	—	(10)	—	(8)	—	—	(8)	—	—	(739)	(757)
Ownership changes (3)	—	3	(141)	1	(137)	—	2	(122)	—	(120)	—	—	(117)	(374)
Unit repurchases (2)	(13)	—	—	—	(13)	—	—	—	—	—	—	—	—	(13)
Balance as at June 30, 2020	$2,318	$(350)	$79	$(316)	$1,731	$1,924	$(324)	$88	$(349)	$1,339	$—	$15	$6,672	$9,757
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and for additional information on unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six months ended June 30,
(US$ MILLIONS)	Notes	2021	2020
Operating Activities
Net income (loss)		$1,738	$115
Adjusted for the following items:
Equity accounted earnings, net of distributions		(4)	14
Impairment expense, net	10	201	142
Depreciation and amortization expense		1,095	1,071
Gain on acquisitions/dispositions, net	8	(1,823)	(179)
Provisions and other items		11	140
Deferred income tax expense (recovery)		(115)	(165)
Changes in non-cash working capital, net	24	(285)	824
Cash from operating activities		818	1,962
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		2,430	2,478
Repayment of non-recourse subsidiary borrowings of the partnership		(2,500)	(2,504)
Proceeds from corporate borrowings		260	283
Repayment of corporate borrowings		(443)	(30)
Proceeds from other financing		97	57
Repayment of other financing		(57)	(63)
Proceeds from (repayment of) other credit facilities, net		(69)	(339)
Lease liability repayment		(127)	(114)
Capital provided by others who have interests in operating subsidiaries		1,357	439
Capital paid to others who have interests in operating subsidiaries	19	(1,287)	(36)
Partnership units repurchased		(17)	(13)
Distributions to limited partners and Redemption-Exchange Unitholders		(18)	(18)
Distributions to others who have interests in operating subsidiaries	19	(1,279)	(729)
Cash from (used in) financing activities		(1,653)	(589)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(242)	90
Property, plant and equipment and intangible assets		(556)	(671)
Equity accounted investments	13	(4)	(445)
Financial assets and other		(1,815)	(914)
Dispositions
Subsidiaries, net of cash disposed		349	165
Property, plant and equipment and intangible assets		42	26
Equity accounted investments	13	325	—
Financial assets and other		1,645	777
Net settlement of hedges		4	124
Restricted cash and deposits		396	(251)
Cash from (used in) investing activities		144	(1,099)
Cash
Change during the period		(691)	274
Impact of foreign exchange on cash		24	(122)
Balance, beginning of year		2,743	1,986
Balance, end of period		$2,076	$2,138
Supplemental cash flow information is presented in Note 24
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2020. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2020.
These unaudited interim condensed consolidated financial statements were approved by the partnership’s Board of Directors and authorized for issue on August 6, 2021.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and property, plant and equipment needed to be reevaluated for impairment as of June 30, 2021. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on its assessments, no additional impairments were required as at June 30, 2021. The partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
(b)New accounting policies adopted
(i)    IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the unaudited interim condensed consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.
(c)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”), a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. In June 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
(iii)     Amendment to IAS 12 – Income taxes (“IAS 12”)
The amendment clarifies that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendment to IAS 12 applies to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the six months ended June 30, 2021
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% voting interest in Everise, a business process outsourcing company that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. The partnership’s economic interest was 36% for total consideration of $103 million, comprising $80 million of cash consideration and $23 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $91 million of intangible assets, $20 million of equity accounted investments, net other liabilities of $1 million and $103 million of non-recourse borrowings. Goodwill of $275 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Non-controlling interests of $179 million recognized on business combination were measured at fair value. The initial fair values of acquired assets, liabilities, and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period. Total acquisition costs of $7 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended June 30, 2021 includes revenues of $150 million contributed from Everise. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $157 million for the six months ended June 30, 2021.
(b)Acquisitions completed in 2020
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:
Business services
IndoStar Capital Finance Limited (“IndoStar”)
On May 27, 2020, the partnership, together with institutional partners, acquired a 31% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance, for consideration of $162 million. The partnership did not receive voting rights with its initial investment and on June 30, 2020 classified the investment as a financial asset measured at fair value through profit and loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
On July 8 and 9, 2020, the partnership, together with institutional partners, acquired an additional 26% interest in IndoStar through a Mandatory Tender Offer and a secondary offering, for $114 million and $19 million, respectively, for a total ownership interest of 57%. Upon completion of the additional investment, the partnership received 57% of the voting rights which provided the partnership with control over the business on July 9, 2020. Accordingly, the partnership has consolidated the business for financial reporting purposes. Total consideration for the acquisition, inclusive of the May 27, 2020 transaction, was $105 million attributable to the partnership, representing a 20% economic interest. Total acquisition costs of $4 million were recorded as other expenses within the consolidated statements of operating results in 2020.
The transaction was accounted for as a business combination achieved in stages. The partnership’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized.
The acquisition contributed $1,112 million of loans receivable, $78 million of cash and cash equivalents, $227 million of financial assets, intangible assets of $20 million, net other assets of $30 million and non-recourse borrowings of $988 million. Goodwill of $29 million was recognized and represents the benefits the partnership expects to receive from the integration of the operations. Non-controlling interests of $403 million recognized on business combination were measured at the proportionate share of the fair value of assets acquired and liabilities assumed.
The partnership’s results from operations for the year ended December 31, 2020 includes revenues of $86 million and $3 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2020, the partnership would have recorded revenues of $175 million for the year ended December 31, 2020 and a net loss of $7 million attributable to the partnership for the year ended December 31, 2020.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated classifications as at June 30, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,076	$2,076
Accounts and other receivable, net (current and non-current)	—	—	5,239	5,239
Other assets (current and non-current) (1)	—	—	565	565
Financial assets (current and non-current) (2)	723	6,335	1,705	8,763
Total	$723	$6,335	$9,585	$16,643
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$265	$316	$9,550	$10,131
Borrowings (current and non-current)	—	—	22,285	22,285
Total	$265	$316	$31,835	$32,416
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and assets held for sale of $1,180 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $8,327 million.
Included in cash and cash equivalents as at June 30, 2021 is $1,614 million of cash (December 31, 2020: $2,269 million) and $462 million of cash equivalents (December 31, 2020: $474 million).
Included in financial assets as at June 30, 2021 is $1,259 million (December 31, 2020: $850 million) of equity instruments and $4,952 million (December 31, 2020: $4,041 million) of debt instruments designated as measured at fair value through other comprehensive income. The remaining balance of instruments designated as measured at fair value through other comprehensive income relates primarily to derivatives designated in hedging relationships.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
The fair value of all financial assets and liabilities as at June 30, 2021 were consistent with carrying value, with the exception of the borrowings at the partnership’s offshore oil services operations measured at amortized cost, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,661 million (December 31, 2020: $2,753 million) versus a carrying value of $2,653 million (December 31, 2020: $2,769 million).
The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,743	$2,743
Accounts and other receivable, net (current and non-current)	—	—	4,989	4,989
Other assets (current and non-current) (1)	—	—	536	536
Financial assets (current and non-current) (2)	933	5,561	2,302	8,796
Total (3)	$933	$5,561	$10,570	$17,064
Financial liabilities
Accounts payable and other (2) (4)	$435	$370	$9,063	$9,868
Borrowings (current and non-current)	—	—	23,776	23,776
Total	$435	$370	$32,839	$33,644
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,048 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $4,704 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $8,064 million.
(a)Hedging activities
Net investment hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2021, a pre-tax net loss of $110 million and net gain of $57 million (June 30, 2020: pre-tax net loss of $50 million and net gain $269 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2021, there was a derivative asset balance of $22 million (December 31, 2020: $17 million) and derivative liability balance of $64 million (December 31, 2020: $59 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2021, a pre-tax net loss of $35 million and net gain of $32 million (June 30, 2020: pre-tax net loss of $nil and $262 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2021, there was a derivative asset balance of $102 million (December 31, 2020: $82 million) and derivative liability balance of $252 million (December 31, 2020: $311 million) relating to the derivative contracts designated as cash flow hedges.
Derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $417 million (December 31, 2020: $341 million) of financial assets and $77 million (December 31, 2020: $11 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.
There were no transfers between levels during the three and six months ended June 30, 2021. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$809	$—	$—	$481	$—	$—
Corporate and government bonds	162	4,186	—	—	4,049	—
Derivative assets	5	231	—	46	231	—
Other financial assets (1)	629	617	417	775	571	341
	$1,605	$5,034	$417	$1,302	$4,851	$341
Financial liabilities
Derivative liabilities	$25	$479	$—	$72	$722	$—
Other financial liabilities	—	—	77	—	—	11
	$25	$479	$77	$72	$722	$11
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares in the partnership’s business services segment. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures.
The following table presents the change in the balance of financial assets classified as Level 3 as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Balance at beginning of period	$341	$287
Fair value change recorded in net income	(5)	(2)
Fair value change recorded in other comprehensive income	13	(3)
Additions	69	221
Disposals	(1)	(162)
Balance at end of period	$417	$341
(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2021, $nil of financial assets (December 31, 2020: $68 million) and $19 million of financial liabilities (December 31, 2020: $14 million) were offset in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Current
Marketable securities	$1,285	$995
Restricted cash	436	833
Derivative contracts	149	167
Loans and notes receivable	244	195
Other financial assets (1)	167	385
Total current	$2,281	$2,575
Non-current
Marketable securities	$3,875	$3,535
Restricted cash	279	272
Derivative contracts	87	110
Loans and notes receivable	745	1,002
Other financial assets (1)	1,496	1,302
Total non-current	$6,482	$6,221
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares in the partnership’s business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Current, net	$4,511	$4,306
Non-current, net
Accounts receivable	56	60
Retainer on customer contract	68	68
Billing rights	604	555
Total non-current, net	$728	$683
Total	$5,239	$4,989
Non-current billing rights primarily represent unbilled rights arising at the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Raw materials and consumables	$953	$980
Fuel products (1)	697	648
Work in progress	614	638
RTFO certificates (2)	464	365
Finished goods and other (3)	1,223	1,065
Carrying amount of inventories	$3,951	$3,696
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Renewable Transport Fuel Obligations (“RTFO”) certificates held for trading as at June 30, 2021 have a fair value of $nil (December 31, 2020: $25 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    DISPOSITIONS
For the three and six month periods ended June 30, 2021, the partnership recognized a net gain on dispositions of $16 million due primarily to the disposition of an equity accounted investment in its advanced energy storage operations and $1,823 million due primarily to the partial disposition of the investment in its graphite electrode operations, respectively (June 30, 2020: net loss of $4 million and a net gain of $179 million).
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its investment in its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million was attributable to the partnership.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment in its graphite electrode operations. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional investors, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operations through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax gain of $5 million in the unaudited interim condensed consolidated statements of operating results.
Additionally, the partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the unaudited interim condensed consolidated statements of operating results.
The gain recognized in the six month period ended June 30, 2020 is primarily related to the partnership’s sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Current
Work in progress (1)	$523	$488
Prepayments and other assets	801	650
Assets held for sale	48	35
Total current	$1,372	$1,173
Non-current
Work in progress (1)	$41	$48
Prepayments and other assets	332	363
Total non-current	$373	$411
____________________________________
(1)See Note 15 for additional information.
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Gross carrying amount
Balance at beginning of period	$18,004	$16,502
Additions	582	1,526
Dispositions (1)	(948)	(599)
Acquisitions through business combinations (2)	69	79
Assets reclassified as held for sale	(18)	(56)
Foreign currency translation and other	(35)	552
Balance at end of period	$17,654	$18,004
Accumulated depreciation and impairment
Balance at beginning of period	$(4,022)	$(2,610)
Depreciation/depletion/impairment expense	(880)	(1,686)
Dispositions (1)	387	316
Assets reclassified as held for sale	11	26
Foreign currency translation and other	(31)	(68)
Balance at end of period	$(4,535)	$(4,022)
Net book value (3)	$13,119	$13,982
____________________________________
(1)During the first quarter of 2021, the partnership derecognized $505 million of property, plant and equipment, net of accumulated amortization, related to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
(3)Includes right-of-use assets of $1,250 million as at June 30, 2021 and $1,252 million as at December 31, 2020.
During the first quarter of 2021, the partnership recorded impairment expense, net of $201 million in the unaudited interim condensed consolidated statements of operating results which primarily related to the closure of one of the partnership’s North American recycling facilities within the industrials segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Gross carrying amount
Balance at beginning of period	$12,874	$12,504
Additions	136	610
Dispositions (1)	(148)	(173)
Acquisitions through business combinations (2)	91	171
Assets reclassified as held for sale	—	(1)
Foreign currency translation	7	(237)
Balance at end of period	$12,960	$12,874
Accumulated amortization and impairment
Balance at beginning of period	$(1,613)	$(945)
Amortization/impairment expense	(391)	(752)
Dispositions (1)	73	90
Foreign currency translation	(3)	(6)
Balance at end of period	$(1,934)	$(1,613)
Net book value	$11,026	$11,261
____________________________________
(1)The partnership derecognized $71 million of intangible assets, net of accumulated amortization, related to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
NOTE 12.    GOODWILL

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Balance at beginning of period	$5,244	$5,218
Acquisitions through business combinations (1)	301	(83)
Dispositions (2)	(171)	(215)
Foreign currency translation	(90)	324
Balance at end of period	$5,284	$5,244
____________________________________
(1)See Note 3 for additional information.
(2)Relates to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Balance at beginning of year	$1,690	$1,273
Acquisitions through business combinations (1)	20	(5)
Additions (2)	430	446
Impairment losses	(29)	—
Dispositions (3)	(529)	(30)
Share of net income	36	57
Share of other comprehensive income (loss)	1	6
Distributions received	(32)	(41)
Foreign currency translation	(1)	(16)
Balance at end of period	$1,586	$1,690
____________________________________
(1)See Note 3 for additional information.
(2)Includes an equity accounted investment in the partnership’s graphite electrode operations recorded upon deconsolidation of the investment on March 1, 2021. Refer to Note 8 for additional information.
(3)During the quarter, the advanced energy storage operations of the partnership made a partial disposal of an equity accounted investment. The retained interest is accounted for as a marketable security as at June 30, 2021. Refer to Note 5 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Current:
Accounts payable	$3,172	$2,971
Accrued and other liabilities (1) (2)	4,453	3,864
Lease liabilities	226	222
Financial liabilities (3)	635	727
Unearned premiums reserve (4)	590	533
Work in progress (5)	1,444	1,539
Provisions and decommissioning liabilities	510	560
Liabilities held for sale	17	—
Total current	$11,047	$10,416
Non-current:
Accounts payable	$95	$82
Accrued and other liabilities (2)	1,309	1,325
Lease liabilities	1,083	1,142
Financial liabilities (3)	2,303	2,457
Unearned premiums reserve (4)	1,528	1,356
Work in progress (5)	7	23
Provisions and decommissioning liabilities	1,086	1,131
Total non-current	$7,411	$7,516
____________________________________
(1)Includes bank overdrafts of $338 million as at June 30, 2021 (December 31, 2020: $400 million).
(2)Includes post-employment benefits of $977 million ($11 million current and $966 million non-current) as at June 30, 2021 and $1,018 million ($19 million current and $999 million non-current) as at December 31, 2020.
(3)Includes financial liabilities of $1,800 million ($65 million current and $1,735 million non-current) as at June 30, 2021 and $1,847 million ($56 million current and $1,791 million non-current) as at December 31, 2020 related to the sale and leaseback of hospitals.
(4)See Note 25 for additional information.
(5)See Note 15 for additional information.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Contract costs incurred to date	$25,120	$26,411
Profit recognized to date (less recognized losses)	1,543	1,476
	26,663	27,887
Less: progress billings	(27,550)	(28,913)
Contract work in progress (liability)	$(887)	$(1,026)
Comprising:
Amounts due from customers – work in progress	$564	$536
Amounts due to customers – creditors	(1,451)	(1,562)
Net work in progress	$(887)	$(1,026)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 16.    BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in euros, sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At June 30, 2021, the partnership had $2,075 million available on its bilateral credit facilities with a maturity date of June 29, 2026. The balance drawn on the bilateral credit facility at June 30, 2021 is $nil (December 31, 2020: $310 million).
The partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Brookfield Business L.P. (“Holding LP”), and the Holding Entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 29, 2026. As at June 30, 2021, the credit facility remains undrawn.
The partnership is currently in compliance with or has obtained waivers related to all material covenant requirements, and the partnership continues to monitor performance against such covenant requirements.
Refer to Note 17 for further details on the Deposit Agreement with Brookfield. As at June 30, 2021, the balance on deposit from Brookfield was $427 million.
(b)Non-recourse subsidiary borrowings of the partnership
Total non-recourse subsidiary borrowings of the partnership as at June 30, 2021 were $21,858 million (December 31, 2020: $23,166 million).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with the parent company
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at June 30, 2021, the amount of the deposit from Brookfield was $427 million (December 31, 2020: $300 million). For the three and six months ended June 30, 2021, the partnership paid interest expense of $2 million and $4 million on these deposits.
The partnership pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and six months ended June 30, 2021 was $23 million and $41 million (June 30, 2020: $16 million and $32 million).
In its capacity as the holder of the special limited partnership units (“Special LP Units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2021 was $79 million (June 30, 2020: $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
(b)Other
The following tables summarize other transactions and balances the partnership has entered into with related parties:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Transactions during the period
Business services revenues (1)	$133	$144	$287	$264
____________________________________
(1) Within the partnership’s business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Balances at end of period
Accounts and other receivable, net	$155	$98
Accounts payable and other	$234	$97

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk, commodity risk and other price risks. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions are as follows:

	June 30, 2021		December 31, 2020
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$112	$126	$129	$122
Cross currency swaps	6	—	3	1
Interest rate derivatives	59	284	65	553
Equity derivatives	13	—	—	28
Commodities contracts	46	94	80	90
Total	$236	$504	$277	$794
Total current	$149	$216	$167	$340
Total non-current	$87	$288	$110	$454

NOTE 19.    EQUITY
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Holding LP, a holding subsidiary of Brookfield Business Partners L.P., held by Brookfield, and Special LP Units in Holding LP held by Brookfield (collectively, “Units” or “Unitholders”).
For the three and six months ended June 30, 2021, the partnership made distributions to LP Units, GP Units and Redemption-Exchange Units of $9 million and $18 million, respectively, or approximately $0.0625 per unit (June 30, 2020: $9 million and $18 million, or approximately $0.0625 per unit). For the three and six months ended June 30, 2021, the partnership distributed $482 million and $1,280 million, respectively (June 30, 2020: $64 million and $739 million), to others who have interests in the operating subsidiaries, primarily resulting from the distributions of proceeds from the sale of the partnership’s share of the graphite electrode operations common shares, combined with the distribution of proceeds from the sale of investments in public securities and the distribution resulting from the privatization of the partnership’s residential mortgage insurer.
During the six month period ended June 30, 2021, the partnership repurchased and canceled 447,871 LP Units (June 30, 2020: 560,491 LP Units).
(a)Earnings per limited partner unit
Net income (loss) attributable to limited partnership unitholders for the three and six months ended June 30, 2021 was $(50) million and $231 million, respectively (June 30, 2020: net loss of $(59) million and $(126) million). The weighted average number of LP Units for the three and six months ended June 30, 2021 was 78.6 million and 78.7 million, respectively (June 30, 2020: 80.4 million and 80.6 million).
(b)Incentive distribution to Special LP units
In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark. During the three months ended June 30, 2021, the volume-weighted average price was $44.64 per LP Unit, which was above the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $79 million declared for the three and six months ended June 30, 2021 (June 30, 2020: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
(c)GP Units and LP Units

UNITS	GP Units	LP Units	Total
Balance as at January 1, 2021	4	79,031,984	79,031,988
Repurchased and canceled	—	(447,871)	(447,871)
Balance as at June 30, 2021	4	78,584,113	78,584,117
(d)Redemption-Exchange Units

UNITS	Redemption-Exchange Units
Balance as at January 1, 2021	69,705,497
Repurchased and canceled	—
Balance as at June 30, 2021	69,705,497
(e)Acquisition of remaining publicly held interest in residential mortgage insurer
On April 1, 2021, the partnership, together with institutional partners, completed the acquisition of the remaining 43% publicly held shares of its residential mortgage insurer for consideration of $1.3 billion. The partnership funded $185 million, net of financing raised. This transaction was accounted for as a transaction with owners in their capacity as owners. The partnership recorded an ownership change gain of $47 million in the unaudited interim condensed consolidated statements of changes in equity, attributable to Unitholders, measured as the difference between consideration paid and the carrying value of non-controlling interests acquired.
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	4	19	16	39
Ownership changes	(38)	(1)	1	(38)
Balance as at June 30, 2021	$(178)	$70	$(71)	$(179)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	(127)	6	22	(99)
Ownership changes	—	1	—	1
Balance as at June 30, 2020	$(296)	$18	$(38)	$(316)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
(b)Attributable to non-controlling interests – Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(199)	$45	$(77)	$(231)
Other comprehensive income (loss)	4	16	16	36
Ownership changes	38	1	(2)	37
Balance as at June 30, 2021	$(157)	$62	$(63)	$(158)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	(110)	6	19	(85)
Balance as at June 30, 2020	$(331)	$15	$(33)	$(349)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the Master Services Agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three and six months ended June 30, 2021, and June 30, 2020 by nature. Comparative figures have been reclassified to conform to current period’s presentation.

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Cost of sales	$9,004	$5,440	$16,439	$13,463
Compensation	980	827	1,971	1,695
Property taxes, sales taxes and other	12	18	22	28
Total	$9,996	$6,285	$18,432	$15,186
Inventories recognized as cost of sales during the three and six month period ended June 30, 2021 amounted to $7,537 million and $13,832 million, respectively (June 30, 2020: $3,531 million and $9,640 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 22.    REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2021:

	Three months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

	Six months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2020:

	Three months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$3,836	$968	$2,196	$—	$7,000
Other revenues	217	152	1	—	370
Total revenues	$4,053	$1,120	$2,197	$—	$7,370

	Six months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
Other revenues	406	320	3	—	729
Total revenues	$10,582	$2,290	$4,644	$—	$17,516

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2021:

	Three months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,303	$239	$2,494	$—	$9,036
Services transferred over a period of time	1,128	638	53	—	1,819
Total revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other non IFRS 15 revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

	Six months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$10,967	$661	$5,272	$—	$16,900
Services transferred over a period of time	2,127	1,196	86	—	3,409
Total revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other non IFRS 15 revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2020:

	Three months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$2,863	$367	$2,159	$—	$5,389
Services transferred over a period of time	973	601	37	—	1,611
Total revenues from contracts with customers	$3,836	$968	$2,196	$—	$7,000
Other non IFRS 15 revenues	217	152	1	—	370
Total revenues	$4,053	$1,120	$2,197	$—	$7,370

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020

	Six months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$8,199	$762	$4,564	$—	$13,525
Services transferred over a period of time	1,977	1,208	77	—	3,262
Total revenues from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
Other non IFRS 15 revenues	406	320	3	—	729
Total revenues	$10,582	$2,290	$4,644	$—	$17,516
(c)    Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and six months ended June 30, 2021:

	Three months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$4,603	$89	$38	$—	$4,730
United States of America	77	307	1,023	—	1,407
Europe	717	318	616	—	1,651
Australia	1,193	—	18	—	1,211
Canada	569	21	120	—	710
Brazil	59	20	213	—	292
Mexico	—	—	200	—	200
Other	213	122	319	—	654
Total revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

	Six months ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$8,141	$141	$86	$—	$8,368
United States of America	155	684	2,084	—	2,923
Europe	1,020	632	1,385	—	3,037
Australia	2,236	7	30	—	2,273
Canada	1,088	52	255	—	1,395
Brazil	107	23	406	—	536
Mexico	—	—	388	—	388
Other	347	318	724	—	1,389
Total revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and six months ended June 30, 2020:

	Three months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$2,000	$112	$44	$—	$2,156
United States of America	12	370	883	—	1,265
Europe	233	349	417	—	999
Australia	1,016	2	20	—	1,038
Canada	336	21	106	—	463
Brazil	58	16	163	—	237
Mexico	—	—	135	—	135
Other	181	98	428	—	707
Total revenues from contracts with customers	$3,836	$968	$2,196	$—	$7,000
Other revenues	217	152	1	—	370
Total revenues	$4,053	$1,120	$2,197	$—	$7,370

	Six months ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$6,257	$187	$91	$—	$6,535
United States of America	13	916	1,770	—	2,699
Europe	495	578	1,136	—	2,209
Australia	2,003	6	31	—	2,040
Canada	830	40	234	—	1,104
Brazil	201	39	369	—	609
Mexico	—	—	327	—	327
Other	377	204	683	—	1,264
Total revenues from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
Other revenues	406	320	3	—	729
Total revenues	$10,582	$2,290	$4,644	$—	$17,516

NOTE 23.    SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Makers (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA. Company FFO is calculated as the partnership’s share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of the partnership’s share of realized disposition gains and losses, interest income and expense, and current income taxes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
The tables below provide each segment’s results in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The tables below reconcile the partnership’s share of its consolidated results to the partnership’s IFRS consolidated statements of operating results on a line by line basis.

	Three months ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,401	$436	$716	$—	$3,553	$7,682	$11,235
Direct operating costs	(2,220)	(325)	(574)	(4)	(3,123)	(6,873)	(9,996)
General and administrative expenses	(41)	(18)	(17)	(30)	(106)	(147)	(253)
Equity accounted Company EBITDA (2)	5	32	20	—	57	22	79
Company EBITDA	145	125	145	(34)	381
Gain (loss) on acquisitions / dispositions, net (3)	—	—	170	—	170	8	178
Other income (expense), net (4)	(1)	1	—	—	—	(4)	(4)
Interest income (expense), net	(19)	(38)	(57)	(3)	(117)	(234)	(351)
Current income tax (expense) recovery	(30)	(1)	(32)	12	(51)	(67)	(118)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(15)	(10)	—	(27)	(5)	(32)
Company FFO	93	72	216	(25)	356
Depreciation and amortization expense (5)					(191)	(362)	(553)
Gain (loss) on acquisitions / dispositions, net (3)					(163)	1	(162)
Other income (expense), net (4)					(30)	(63)	(93)
Deferred income tax (expense) recovery					41	40	81
Non-cash items attributable to equity accounted investments (2)					(28)	(12)	(40)
Net income (loss)					$(15)	$(14)	$(29)
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $7 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $16 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(97) million as per the unaudited interim condensed consolidated statements of operating results.
(5)For the three month period ended June 30, 2021, depreciation and amortization expense by segment is as follows: business services $121 million, infrastructure services $176 million, industrials $256 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020

	Six months ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,323	$916	$1,487	$—	$6,726	$14,338	$21,064
Direct operating costs	(4,007)	(680)	(1,170)	(7)	(5,864)	(12,568)	(18,432)
General and administrative expenses	(75)	(35)	(40)	(52)	(202)	(302)	(504)
Equity accounted Company EBITDA (2)	8	60	40	—	108	67	175
Company EBITDA	249	261	317	(59)	768
Gain (loss) on acquisitions / dispositions, net (3)	—	—	572	—	572	740	1,312
Other income (expense), net (4)	(3)	—	—	—	(3)	(14)	(17)
Interest income (expense), net	(31)	(77)	(115)	(7)	(230)	(469)	(699)
Current income tax (expense) recovery (5)	(48)	(8)	(123)	22	(157)	(163)	(320)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(31)	(14)	—	(49)	(12)	(61)
Company FFO	163	145	637	(44)	901
Depreciation and amortization expense (6)					(373)	(722)	(1,095)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions / dispositions, net (3)					60	451	511
Current income tax (expense) recovery (5)					9	—	9
Other income (expense), net (4)					(5)	(36)	(41)
Deferred income tax (expense) recovery					35	80	115
Non-cash items attributable to equity accounted investments (2)					(54)	(24)	(78)
Net income (loss)					$515	$1,223	$1,738
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $36 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(58) million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to current income tax (expense) recovery of $(311) million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the six month period ended June 30, 2021, depreciation and amortization expense by segment is as follows: business services $224 million, infrastructure services $348 million, industrials $523 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020

	Three months ended June 30, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,593	$485	$612	$—	$2,690	$4,680	$7,370
Direct operating costs	(1,503)	(344)	(500)	(3)	(2,350)	(3,935)	(6,285)
General and administrative expenses	(29)	(23)	(19)	(21)	(92)	(136)	(228)
Equity accounted Company EBITDA (2)	3	30	5	—	38	25	63
Company EBITDA	64	148	98	(24)	286
Gain (loss) on acquisitions / dispositions, net	—	—	—	—	—	(4)	(4)
Other income (expense), net (3)	1	(10)	1	—	(8)	(11)	(19)
Interest income (expense), net	(16)	(35)	(63)	(1)	(115)	(238)	(353)
Current income tax (expense) recovery	(9)	(2)	27	10	26	(49)	(23)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(1)	(14)	(1)	—	(16)	(6)	(22)
Company FFO	39	87	62	(15)	173
Depreciation and amortization expense (4)					(179)	(354)	(533)
Impairment expense, net					(11)	(18)	(29)
Other income (expense), net (3)					(87)	255	168
Deferred income tax (expense) recovery					12	55	67
Non-cash items attributable to equity accounted investments (2)					(17)	(6)	(23)
Net income (loss)					$(109)	$258	$149
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $18 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $149 million as per the unaudited interim condensed consolidated statements of operating results.
(4)For the three month period ended June 30, 2020, depreciation and amortization expense by segment is as follows: business services $103 million, infrastructure services $163 million, industrials $267 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020

	Six months ended June 30, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$3,605	$983	$1,307	$—	$5,895	$11,621	$17,516
Direct operating costs	(3,468)	(691)	(1,028)	(5)	(5,192)	(9,994)	(15,186)
General and administrative expenses	(65)	(39)	(48)	(45)	(197)	(275)	(472)
Equity accounted Company EBITDA (2)	11	51	12	—	74	61	135
Company EBITDA	83	304	243	(50)	580
Gain (loss) on acquisitions / dispositions, net	46	—	(1)	—	45	134	179
Other income (expense), net (3)	3	(13)	1	—	(9)	(10)	(19)
Interest income (expense), net	(31)	(75)	(128)	5	(229)	(488)	(717)
Current income tax (expense) recovery	(18)	(4)	6	21	5	(103)	(98)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(21)	(2)	—	(25)	(11)	(36)
Company FFO	81	191	119	(24)	367
Depreciation and amortization expense (4)					(358)	(713)	(1,071)
Impairment expense, net					(63)	(79)	(142)
Other income (expense), net (3)					(183)	134	(49)
Deferred income tax (expense) recovery					59	106	165
Non-cash items attributable to equity accounted investments (2)					(57)	(33)	(90)
Net income (loss)					$(235)	$350	$115
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $9 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(68) million as per the unaudited interim condensed consolidated statements of operating results.
(4)For the six month period ended June 30, 2020, depreciation and amortization expense by segment is as follows: business services $213 million, infrastructure services $328 million, industrials $530 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership’s assets by reportable operating segment as at June 30, 2021 and December 31, 2020:

	As at June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$21,199	$10,430	$21,819	$77	$53,525

	As at December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$19,884	$10,839	$23,929	$94	$54,746

NOTE 24.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30,
(US$ MILLIONS)	2021	2020
Interest paid	$608	$565
Income taxes paid	$228	$102
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” in the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six months ended June 30,
(US$ MILLIONS)	2021	2020
Accounts receivable	$(401)	$637
Inventory	(339)	200
Prepayments and other	(125)	89
Accounts payable and other	580	(102)
Changes in non-cash working capital, net	$(285)	$824

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six months ended
June 30, 2021 and 2020
NOTE 25.   INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts at its residential mortgage insurer:
(a)Premiums and unearned premiums reserve

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Unearned premiums reserve, beginning of the period	$1,889	$1,625
Premiums written during the period	486	744
Premiums earned during the period	(308)	(521)
Foreign currency translation	51	41
Unearned premiums reserve, end of the period	$2,118	$1,889
(b)Losses on claims and loss reserves

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Case reserves	$63	$78
Incurred but not reported reserves	42	53
Discounting	(1)	(1)
Provision for adverse deviation	10	14
Total loss reserves	$114	$144
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Loss reserves, beginning of the period	$144	$105
Claims paid during the period	(26)	(50)
Losses on claims related to the current period	(7)	85
Foreign currency translation	3	4
Loss reserves, end of the period	$114	$144

NOTE 26.    SUBSEQUENT EVENTS
(a)Distribution
On August 5, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2021 to unitholders of record as at the close of business on August 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at June 30, 2021 and December 31, 2020, and results of operations for the three and six months ended June 30, 2021 and 2020. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2021 and December 31, 2020, and for the three and six months ended June 30, 2021 and 2020, or the interim financial statements. This MD&A was prepared as of August 6, 2021. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements
This MD&A contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current period and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our financial condition and liquidity;
•market volatility and the market price of our LP Units;
•changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of government mandated economic restrictions related to the ongoing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•adverse conditions in the global equity, capital and credit markets;
•the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;
•strategic actions, including acquisitions and dispositions;
•the completion of the special distribution of class A subordinate voting shares (“BBUC shares”) of Brookfield Business Corporation (“BBUC”), the fact that there can be no assurance that the stock exchanges on which BBUC has applied to list the BBUC shares will approve the listing of such shares, BBUC’s eligibility for index inclusion, BBUC’s ability to attract new investors as well as the future performance and prospects of BBUC and the partnership following the distribution of BBUC shares, and the prospects and benefits of the combined company;
•the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;
•risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;
•actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;
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•the effective integration of acquisitions into our existing operations;
•the cyclical nature of most of our operations;
•actions of competitors;
•risks commonly associated with a separation of economic interest from control;
•the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;
•actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);
•technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;
•changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the effect of applying future accounting changes;
•failure to maintain effective internal controls;
•governmental investigations;
•pending or threatened litigation;
•changes in tax laws;
•ability to collect amounts owed;
•ability to obtain adequate insurance at commercially reasonable rates;
•possible environmental liabilities and other contingent liabilities, including those related to climate change;
•the impact of the potential break-up of political-economic unions (or the departure of a union member);
•catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;
•the possible impact of international conflicts and other developments including terrorist acts;
•risks relating to our reliance on technology, including cyberterrorism;
•the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and
•other risks and factors described in our most recent Annual Report on Form 20-F under the heading “Risk Factors” and as detailed from time to time in other documents we file with the securities regulators in Canada and the United States.
In addition, our future results may be impacted by COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our most recent Annual Report on Form 20-F.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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These risk factors and others are discussed in detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of government mandated economic restrictions resulting from the COVID-19 pandemic in certain jurisdictions in which we operate. These forward-looking statements and information are made as of the date of this MD&A.
For a more comprehensive list of risks and uncertainties, please refer to our most recent Annual Report on Form 20-F under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2020 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (“Holding LP”), a holding subsidiary of the partnership, held by Brookfield, and special limited partnership units (“Special LP Units”) in Holding LP held by Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units and Special LP Units will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, GP Units, Redemption-Exchange Units and Special LP Units will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Indian rupees are identified as “INR”, and Canadian dollars are identified as “C$” or “CAD”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
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Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, road fuels operations, construction operations, non-bank financial services and other businesses;
ii.Infrastructure services, which includes nuclear technology services, offshore oil services and work access services;
iii.Industrials, including advanced energy storage operations, graphite electrode operations and other manufacturing, water and wastewater operations, natural gas production and a variety of other industrial operations; and
iv.Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $53,525 million as at June 30, 2021 and revenues of $21,064 million for the six months ended June 30, 2021 by operating segment and region.

Operating segments	Assets	Revenues
(US$ MILLIONS)	As at June 30, 2021	Six months ended June 30, 2021
Business services	$21,199	$13,581
Infrastructure services	10,430	2,116
Industrials	21,819	5,367
Corporate and other	77	—
Total	$53,525	$21,064

Regions	Assets	Revenues
(US$ MILLIONS)	As at June 30, 2021	Six months ended June 30, 2021
United Kingdom	$5,054	$8,371
United States of America	11,886	2,926
Europe	8,402	3,194
Australia	5,970	2,273
Canada	9,372	1,803
Brazil	5,632	631
Mexico	2,293	388
India	1,566	81
Other	3,350	1,397
Total	$53,525	$21,064
Business services
Our business services segment consists of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuels operations, (iv) construction operations, (v) non-bank financial services and (vi) other businesses.
Our residential mortgage insurer, Sagen MI Canada Inc., is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurance operations play a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurance operations have built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
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The revenues of our residential mortgage insurance operations consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the investment portfolio within the business.
On April 1, 2021, together with institutional investors, we completed the acquisition of the remaining 43% publicly held shares of our residential mortgage insurer. Upon closing of the transaction, our economic ownership increased to approximately 41%.
Our Australian healthcare services operations are conducted through Healthscope Limited, a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 42 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
Our road fuels operations are conducted through Greenergy Fuel Holdings Limited, an integrated renewables, fuel retail and fuel supply platform and are one of the largest biofuel producers in Europe. We operate an extensive gas station portfolio across Canada and Ireland and operate significant infrastructure assets in our key geographies. The renewables platform of our road fuels operations produce waste-based biofuels which are critical to energy transition. The integration with our fuel supply business allows our road fuels operations to capture value throughout the supply chain. We control a portfolio of 359 retail gas stations and associated convenience kiosks throughout Canada and Ireland. We benefit from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada. On April 8, 2021, we completed the add-on acquisition of a fuel distributor and retailer based in Ireland which included a network of 34 retail fuel sites around the country.
Our construction operations are conducted through Multiplex Global Limited, a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. Our construction operations operate primarily in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
A significant portion of revenue from our construction operations is generated from large projects and results can fluctuate quarterly and annually depending on the timing of project awards and the commencement and progress of work under contracts already awarded. We believe the financial strength and stability of our construction operations and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients.
Our non-bank financial services operations are conducted through IndoStar Capital Finance Limited, a leading Indian financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 51,000 customers and help them buy their first home, secure commercial vehicle financing, or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 200 branches, our non-bank financial services operations are well established to cater to the growing credit demand in the country.
Our entertainment operations, in partnership with a leading Canadian operator, consist of three entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Brazilian fleet management services operations are conducted through Ouro Verde Locação e Seviços S.A., one of the leading providers of heavy equipment and light vehicle leasing in Brazil. We lease a variety of assets to corporate clients under long-term inflation linked contracts, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have a seasoned management team, a large fleet, a nationwide presence, a wide network of accredited maintenance shops, longstanding relationships with original equipment manufacturers (“OEMs”) and a reputation for value-added services. Our fleet management services operations have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes.
On January 8, 2021, together with institutional partners, we closed the acquisition of our technology services operations, Everise Holdings Pte. Ltd. (“Everise”), for $360 million, which comprised $220 million of equity. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily in the United States. Our share of the investment was $80 million for a 36% economic interest.
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Infrastructure services
Our infrastructure services segment comprises (i) nuclear technology services, (ii) offshore oil services, and (iii) work access services.
Our nuclear technology services operations are conducted through Westinghouse Electric Company, a leading supplier of services to the global nuclear power generation industry that generates a significant majority of its earnings from recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants and provide services to approximately two thirds of the world’s operating fleet. Decades of technological innovation have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis. Our products and services help keep the existing commercial nuclear fleet operating safely and reliably.
Most of the profitability from our nuclear technology services operations are generated by the core operating plants business and is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality given the planned timing of the outage cycles at customer plants. The majority of fuel operations revenue is generated as we make shipments to customers ahead of the spring and fall when power plants generally go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants, manufacture equipment instrumentation and controls for new power plants and perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Our offshore oil services operations are conducted through Altera Infrastructure L.P., a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs), and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprised medium to long-term, fixed-rate contracts with high quality investment grade counterparties. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
Our work access services operations are conducted through Brand Industrial Holdings Inc. (“BrandSafway”), a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Over the last two quarters our work access services operations focused on both organic growth and growth through acquisitions. The business is executing on an active acquisition pipeline and acquired Big City Access, a residential work access provider, National Coating & Lining, a specialty industrial coating contractor, and JA Electronics, a cathodic protection provider.
In our infrastructure services segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment comprises (i) advanced energy storage operations, (ii) graphite electrode operations, (iii) water and wastewater operations in Brazil, (iv) natural gas production, and (v) a variety of other industrial operations.
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Our advanced energy storage operations are conducted through Clarios Global LP, a global market leader in manufacturing automotive batteries that has approximately 16,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 140 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operations power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. We have made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operations. We are working hand-in-hand with most global OEMs to design and integrate its advanced battery technologies into their platforms, including electric vehicle platforms. The business is also working with several manufacturers on their next generation vehicle platforms.
Our advanced energy storage operations distribute products primarily to OEMs and aftermarket retailers. Approximately 20% of our unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers. Approximately 80% of our unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle.
Our graphite electrode operations are conducted through GrafTech International Limited, a manufacturer of a broad range of high-quality graphite electrodes. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals and are consumed in the electric arc furnaces, steel melting process, the steel making technology used by all mini-mills. We also manufacture petroleum needle coke, which is the key material in the production of graphite electrodes.
On January 14, 2021, together with institutional partners, we sold 20 million common shares of our graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased our voting interest in the operations to 48% but did not result in a loss of control. We recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million was attributable to the partnership.
On March 1, 2021, together with institutional partners, we sold an additional 30 million common shares of our graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased our voting interest to 37% and resulted in the deconsolidation of our graphite electrode operations. We retained significant influence and continued to account for the partnership’s 13% ownership in these operations using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of our interest retained, together with institutional investors, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
In May 2021, the partnership sold 11.3 million common shares of the graphite electrode operations through two block trade transactions for proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. We recorded a pre-tax gain of $5 million in the unaudited interim condensed consolidated statement of operating results.
Our water and wastewater operations, conducted through BRK Ambiental Participações S.A., the leading private sanitation service provider in Brazil, include collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public private partnerships and take-or-pay contracts throughout Brazil. We operate under the BRK Ambiental brand and provide services that benefit more than 15 million people in over 100 municipalities in Brazil.
Our Canadian natural gas properties produce approximately 41,500 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operation’s financial condition.
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Our aggregate production operations comprises the operation and development of a limestone mine located in Alberta, Canada. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, and other critical infrastructure. The limestone quarry has 568 million tons of proven mineral reserves and 749 million tons of proven and probable mineral reserves. Decommissioning liabilities for the mine sites are recognized when incurred and reclamation costs are secured by a letter of credit.
Our returnable plastic packaging operations are conducted through Schoeller Allibert Group B.V., a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our U.S. based automotive aftermarket parts remanufacturer, Cardone Industries, Inc., supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of these estimated future costs are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since March 31, 2021:
On April 1, 2021, together with institutional partners, we completed the acquisition of the remaining 43% publicly held shares of our residential mortgage insurer. Net of $750 million financing raised, we funded approximately $185 million of the $1.3 billion total consideration. Upon closing of the transaction, our economic ownership increased to approximately 41%.
On June 27, 2021, together with institutional partners, we signed an agreement to acquire Modulaire Group (“Modulaire”) for approximately $5 billion. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific. The transaction will be funded with approximately $1.6 billion of equity, of which we intend to fund approximately $500 million for a 30% ownership interest, with the balance funded by institutional partners. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close by the end of 2021.
On July 5, 2021, together with institutional partners, we signed an agreement to acquire DexKo Global Inc. (“Dexko”) for $3.4 billion. Dexko is a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. The transaction will be funded with approximately $1.1 billion of equity, of which we intend to fund approximately $400 million for a 35% ownership interest, with the balance funded by institutional partners. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close by the end of 2021.
On August 2, 2021, we announced plans to create BBUC, a Canadian corporation intended to provide investors greater flexibility to invest in our business through a corporate structure. Each BBUC share will be structured with the intention of providing an economic return equivalent to one LP Unit, including identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC share will be exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. Existing unitholders are expected to receive one BBUC share for every two LP Units of the partnership held through a special distribution which we expect to complete before the end of 2021, subject to regulatory approval.
On August 4, 2021, together with institutional partners, we signed an agreement to acquire Aldo Componentes Eletrônicos LTDA (“Aldo”), a leading distributor of solar power generators in Brazil. We expect to fund approximately $115 million of the $320 million equity investment for a 35% ownership interest, with the balance from institutional partners. The total purchase price will include an earnout dependent on meeting certain targets which we expect the business to self-fund.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
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Within our business services segment, our residential mortgage insurer is benefiting from continued strength in the Canadian housing market. Underwriting activity during the second quarter of 2021 remained robust and loss ratios were below normal due to strong home price appreciation. In addition, on April 1, 2021, we completed the privatization of our residential mortgage insurer. In a private setting, there is an opportunity to operate more efficiently by optimizing the capital structure, enhancing market share and improving the yield earned on our investment portfolio. In healthcare services, our Australian hospitals performed well despite impacts of short-notice government mandated lockdowns in certain states, including Victoria and New South Wales during the second quarter of 2021. Looking forward, we are investing to expand our mental health capacity to meet the growing need of an underserved area of the market, and we are investing in several of our flagship hospitals to strengthen our position as a leading acute healthcare provider in Australia.
Within our infrastructure services segment, nuclear technology services performed well during the second quarter of 2021 and in line with the timing of customer outage activity and planned fuel assembly shipments. We recently completed two add-on acquisitions to broaden our nuclear technology offering and strengthen the presence of our operations in the Canadian market. Performance in work access services improved over the prior year driven by increasing activity levels and the benefit of improvements to our commercial strategy. Looking forward, we are actively pursuing smaller add-on acquisitions within this operation to expand our service offerings and geographic presence. In offshore oil services, subsequent to quarter end, we announced steps to strengthen the capital position of these operations, including an exchange offer for debtholders which will extend maturities and reduce cash interest payments.
Within our industrials segment, in advanced energy storage operations, volumes increased 18% over the second quarter last year driven by an improved demand environment in both aftermarket and original equipment manufacturer channels. As part of a broader initiative to consolidate our business, we sold down part of our interest in an Indian battery manufacturer and plan to continue serving the Indian market through our own operations.
Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In June 2021, we agreed to acquire Modulaire, a leading provider of modular building leasing services in Europe and Asia. Modular workspaces are ubiquitous and have a wide range of applications across industrial, infrastructure, and public sectors. We are acquiring a large-scale operation with an established branch network which provides a defensible competitive advantage in a fragmented market. Our operational expertise and commercial relationships in the infrastructure, real estate and industrials market should help support the execution of value creation initiatives and growth. We expect to invest approximately $500 million for a 30% ownership interest, with the balance funded by our institutional partners. The transaction is expected to close before the end of 2021, subject to customary closing conditions and regulatory approvals. In July 2021, we reached an agreement to acquire DexKo, a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. The company holds leading market positions across North America, Europe, and Australia, offering one of the industry’s widest breadth of products and customer configurations. We expect to invest approximately $400 million for a 35% ownership interest, with the balance funded by our institutional partners. The transaction is expected to close by the end of 2021, subject to customary closing conditions and regulatory approvals. In August 2021, we reached an agreement to acquire Aldo, a leading distributor of solar power generators in Brazil. The company sells solar power kits to small businesses and households which generate power at or near the point of use, also known as distributed residential generation. The Brazilian solar distributed generation market is experiencing rapid growth driven by increasing reliability needs, a supportive regulatory framework and an underpenetrated market. We expect to fund approximately $115 million of the $320 million equity investment for a 35% ownership interest, with the balance coming from institutional partners. The total purchase price will include an earnout dependent on meeting certain targets which we expect the business to self-fund.
Subsequent to quarter end, we announced plans to create BBUC, a Canadian corporation intended to provide investors greater flexibility to invest in our business through a corporate structure. BBUC will be created by way of a special distribution to unitholders that is analogous to a unit split. Existing unitholders will receive one share of the newly created corporation for every two LP Units. BBUC shares will be structured to be economically equivalent to LP units and have identical distributions. The shares of the newly created corporation will be exchangeable into LP units anytime at the option of the shareholder. Following the special distribution, we intend to pay a quarterly dividend of $0.25 annually per LP Unit and per BBUC share. We are working to obtain the necessary regulatory approvals and expect to complete the special distribution before the end of 2021.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances and may change over time. There can be no assurance as to the growth in our cash flows, capital deployed for acquisitions or organic growth, or the future results of our operations and financial condition. See “Cautionary Statement Regarding Forward-looking Statements” included in this MD&A.

9

Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the three and six months ended June 30, 2021 and 2020
The table below summarizes our results of operations for the three and six months ended June 30, 2021 and 2020. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS, except per unit amounts)	2021	2020	2021	2020
Revenues	$11,235	$7,370	$21,064	$17,516
Direct operating costs	(9,996)	(6,285)	(18,432)	(15,186)
General and administrative expenses	(253)	(228)	(504)	(472)
Depreciation and amortization expense	(553)	(533)	(1,095)	(1,071)
Interest income (expense), net	(351)	(353)	(699)	(717)
Equity accounted income (loss), net	7	18	36	9
Impairment expense, net	—	(29)	(201)	(142)
Gain (loss) on acquisitions/dispositions, net	16	(4)	1,823	179
Other income (expense), net	(97)	149	(58)	(68)
Income (loss) before income tax	8	105	1,934	48
Current income tax (expense) recovery	(118)	(23)	(311)	(98)
Deferred income tax (expense) recovery	81	67	115	165
Net income (loss)	$(29)	$149	$1,738	$115
Attributable to:
Limited partners	$(50)	$(59)	$231	$(126)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(44)	(50)	205	(109)
Special Limited Partners	79	—	79	—
Interest of others in operating subsidiaries	(14)	258	1,223	350
	$(29)	$149	$1,738	$115
Basic and diluted earnings per limited partner unit (1)	$(0.63)	$(0.73)	$2.94	$(1.57)
____________________________________
(1)Average number of LP Units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three and six months ended June 30, 2021 was 148.3 million and 148.4 million, respectively, and for the three and six months ended June 30, 2020 was 150.1 million and 150.3 million, respectively.
For the three months ended June 30, 2021, net loss was $29 million, with $15 million of net loss attributable to Unitholders. For the three months ended June 30, 2020, net income was $149 million, with $109 million of net loss attributable to Unitholders. The decrease in net income was primarily due to other income recognized in the prior year, including a net gain on debt extinguishment at our automotive aftermarket parts operations and unrealized mark-to-market net gains on financial assets including public securities investments and derivatives. Relative to the prior year, our operations delivered strong operating results as demonstrated in our analysis of Company EBITDA and Company FFO within the “Segment Analysis” section.
For the six months ended June 30, 2021, net income was $1,738 million, with $515 million of net income attributable to Unitholders. For the six months ended June 30, 2020, net income was $115 million, with $235 million of net loss attributable to Unitholders. The increase in net income was primarily due to the gains recognized on the partial disposals of our interest in our graphite electrode operations during 2021.
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Revenues
For the three months ended June 30, 2021, revenues increased by $3,865 million to $11,235 million, compared to $7,370 million for the three months ended June 30, 2020. Revenues from our business services segment increased by $3,626 million, primarily due to higher volumes in all core regions of our road fuels operations. The increase in revenues was further supplemented by our healthcare services which benefited from increased hospital admission rates and higher surgical activity, combined with increased contributions from our construction operations driven by normalized productivity and project execution compared to the prior year performance which was impacted by reduced project activity in the U.K. as a result of the economic shutdown. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $115 million as a result of lower revenues at our nuclear technology services operations and offshore oil services operations. Our nuclear technology services operations performed well and in line with expected seasonality. We expect to generate higher performance in the second half of the year compared to the first half based on the scheduled timing and scope of customer maintenance cycles. The decrease in revenues at our offshore oil services operations primarily relate to lower activity levels. Revenues from our industrials segment increased by $354 million primarily due to an increase in battery sales volumes within our advanced energy storage operations, which increased 18% compared to the second quarter of 2020, due to strong growth in aftermarket demand and a more normalized demand environment, partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
For the six months ended June 30, 2021, revenues increased by $3,548 million to $21,064 million, compared to $17,516 million for the six months ended June 30, 2020. The increase was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2021, direct operating costs increased by $3,711 million to $9,996 million, compared to $6,285 million for the three months ended June 30, 2020. The increase was primarily due to higher variable costs as a result of the higher volumes at our road fuels operations and our advanced energy storage operations as discussed above. The increase was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the three and six months ended June 30, 2021, the duty element included in revenues and direct operating costs was approximately $2,451 million and $4,268 million, respectively.
For the six months ended June 30, 2021, direct operating costs increased by $3,246 million to $18,432 million compared to $15,186 million for the six months ended June 30, 2020. The increase was primarily due to the same factors described above.
General and administrative expenses
For the three months ended June 30, 2021, general and administrative, or G&A, expenses increased by $25 million to $253 million, compared to $228 million for the three months ended June 30, 2020. The increase in G&A expenses was primarily due to the acquisition of our technology services operations on January 8, 2021 and higher management fees due to the growth in the partnership’s market capitalization relative to the prior period.
For the six months ended June 30, 2021, G&A expenses increased by $32 million to $504 million, compared to $472 million for the six months ended June 30, 2020. The increase in G&A expenses was primarily due to the same factors described above.
Depreciation and amortization expense
Depreciation and amortization, or D&A, expense includes depletion related to our energy assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at our nuclear technology services operations and the depreciation of vessels and equipment at our offshore oil services operations. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our advanced energy storage operations and water and wastewater operations. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets.
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For the three months ended June 30, 2021, D&A expense increased by $20 million to $553 million, compared to $533 million for the three months ended June 30, 2020. The increase in D&A expense was primarily due to the acquisition of our technology services operations, partially offset by the impact of the deconsolidation of our graphite electrode operations on March, 1 2021.
For the six months ended June 30, 2021, D&A expense increased by $24 million to $1,095 million, compared to $1,071 million for the six months ended June 30, 2020. The increase in D&A expense was primarily due to the same factors described above.
Interest income (expense), net
For the three months ended June 30, 2021, net interest expense decreased by $2 million to $351 million, compared to $353 million for the three months ended June 30, 2020. The decrease was primarily due to the impact of the deconsolidation of our graphite electrode operations on March 1, 2021, partially offset by higher borrowings at our residential mortgage insurer.
For the six months ended June 30, 2021, net interest expense decreased by $18 million to $699 million, compared to $717 million for the six months ended June 30, 2020. The decrease was primarily due to the same factors described above.
Equity accounted income, net
For the three months ended June 30, 2021, net equity accounted income decreased by $11 million to $7 million, compared to $18 million for the three months ended June 30, 2020. Net equity accounted income primarily comprised our investments in our work access services, graphite electrode operations and our entertainment operations, as well as equity accounted investments within our advanced energy storage operations, offshore oil services and our waste and wastewater operations. The decrease was primarily due to decreased contributions from the equity accounted investments at our offshore oil services, partially offset by contributions from our graphite electrode operations following its recognition as an equity accounted investment on March 1, 2021.
For the six months ended June 30, 2021, net equity accounted income increased by $27 million to $36 million, compared to net equity accounted income of $9 million for the six months ended June 30, 2020. The increase was primarily due to contributions from our graphite electrode operations following its recognition as an equity accounted investment on March 1, 2021.
Impairment expense, net
For the three months ended June 30, 2021, net impairment expense was $nil.
For the six months ended June 30, 2021, net impairment expense increased by $59 million to $201 million, compared to $142 million for the six months ended June 30, 2020. The increase was primarily attributable to the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve the efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the three months ended June 30, 2021, net gain on acquisitions/dispositions increased by $20 million to $16 million, compared to a net loss of $4 million for the three months ended June 30, 2020. For the three months ended June 30, 2021, net gain on acquisitions/dispositions primarily comprised an $11 million gain recognized on the partial sale of an equity accounted investment in our advanced energy storage operations and a $5 million gain recognized on the sale of common shares of our graphite electrode operations.
For the six months ended June 30, 2021, net gain on acquisitions/dispositions increased by $1,644 million to $1,823 million, compared to a net gain of $179 million for the six months ended June 30, 2020.
Other income (expense), net
For the three months ended June 30, 2021, net other expense decreased by $246 million to $97 million, compared to net other income of $149 million for the three months ended June 30, 2020. Net other expense of $97 million for the three months ended June 30, 2021 primarily related to transaction and restructuring costs in our advanced energy storage operations and our nuclear technology services, combined with foreign exchange movements on foreign denominated debt at our residential mortgage insurer and advanced energy storage operations. Net other income of $149 million for the three months ended June 30, 2020 primarily comprised mark-to-market gains on public securities and a gain on the extinguishment of debt at our automotive aftermarkets parts remanufacturer, which were partially offset by provisions recognized in our construction operations and at our automotive aftermarket parts remanufacturer.
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For the six months ended June 30, 2021, net other expense increased by $10 million to $58 million, compared to net other expense of $68 million for the six months ended June 30, 2020.
Income tax (expense) recovery
For the three months ended June 30, 2021, current income tax expense and deferred income tax recovery were $118 million and $81 million, respectively, compared to current income tax expense of $23 million and deferred income tax recovery of $67 million for the three months ended June 30, 2020. Current tax expense increased by $95 million primarily due to tax associated with the sale of common shares of our graphite electrode operations during the quarter, combined with higher taxable income at our advanced energy storage operations and at our residential mortgage insurer. Deferred income tax recovery increased by $14 million primarily due to the release of deferred tax liabilities set up on the unrealized gains on assets held within our industrials segment, which were disposed in the quarter.
For the six months ended June 30, 2021, current income tax expense and deferred income tax recovery were $311 million and $115 million, respectively, compared to current income tax expense of $98 million and deferred income tax recovery of $165 million for the six months ended June 30, 2020. Current tax expense increased by $213 million primarily due to the same factors as discussed above, as well as higher taxable income at our advanced energy storage operations. Deferred income tax recovery decreased by $50 million primarily due to lower tax losses incurred within our advanced energy storage operations and our construction operations.
Our effective tax rate for the six months ended June 30, 2021 was 10%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. This difference in the global tax rates gave rise to a 2% decrease in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business.
In addition, our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 15% decrease in our effective tax rate.
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Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2021		2020				2019
(US$ MILLIONS, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$11,235	$9,829	$10,049	$10,070	$7,370	$10,146	$11,320	$11,794
Direct operating costs	(9,996)	(8,436)	(8,557)	(8,722)	(6,285)	(8,901)	(9,969)	(10,389)
General and administrative expenses	(253)	(251)	(260)	(236)	(228)	(244)	(228)	(215)
Depreciation and amortization expense	(553)	(542)	(547)	(547)	(533)	(538)	(518)	(534)
Interest income (expense), net	(351)	(348)	(394)	(371)	(353)	(364)	(388)	(389)
Equity accounted income (loss), net	7	29	31	17	18	(9)	52	32
Impairment expense, net	—	(201)	(114)	(7)	(29)	(113)	(285)	—
Gain (loss) on acquisitions/dispositions, net	16	1,807	95	—	(4)	183	190	16
Other income (expense), net	(97)	39	188	(9)	149	(217)	(46)	(83)
Income (loss) before income tax	8	1,926	491	195	105	(57)	128	232
Income tax (expense) recovery
Current	(118)	(193)	(84)	(102)	(23)	(75)	(93)	(108)
Deferred	81	34	(27)	(8)	67	98	52	58
Net income (loss)	$(29)	$1,767	$380	$85	$149	$(34)	$87	$182
Attributable to:
Limited partners	$(50)	$281	$45	$(10)	$(59)	$(67)	$(57)	$13
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(44)	249	40	(9)	(50)	(59)	(48)	11
Special Limited Partners	79	—	—	—	—	—	—	—
Interest of others in operating subsidiaries	(14)	1,237	295	104	258	92	192	158
	$(29)	$1,767	$380	$85	$149	$(34)	$87	$182
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.63)	$3.57	$0.56	$(0.12)	$(0.73)	$(0.84)	$(0.70)	$0.16
____________________________________
(1)Average number of LP Units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three and six months ended June 30, 2021 was 148.3 million and 148.4 million, respectively, and for the three and six months ended June 30, 2020 was 150.1 million and 150.3 million, respectively.
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Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in nuclear technology services, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services is impacted by seasonality in the industries it services; for example most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Road fuels operations is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality in the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$2,076	$2,743
Financial assets	8,763	8,796
Accounts and other receivable, net	5,239	4,989
Inventory and other assets	5,696	5,280
Property, plant and equipment	13,119	13,982
Deferred income tax assets	736	761
Intangible assets	11,026	11,261
Equity accounted investments	1,586	1,690
Goodwill	5,284	5,244
Total assets	$53,525	$54,746
Liabilities and equity
Liabilities
Accounts payable and other	$18,458	$17,932
Corporate borrowings	427	610
Non-recourse borrowings in subsidiaries of the partnership	21,858	23,166
Deferred income tax liabilities	1,586	1,701
	$42,329	$43,409
Equity
Limited partners	$2,230	$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,993	1,564
Interest of others in operating subsidiaries	6,973	7,845
	11,196	11,337
Total liabilities and equity	$53,525	$54,746
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Financial assets
Financial assets decreased by $33 million to $8,763 million as at June 30, 2021, compared to $8,796 million as at December 31, 2020. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to a reduction in the investment portfolio at our non-bank financial services in India and the impact of the disposition of our investments in public securities in the first quarter of 2021, partially offset by growth in the investment portfolio at our residential mortgage insurer.
The following table presents financial assets by segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2021	$7,218	$326	$1,217	$2	$8,763
December 31, 2020	$7,200	$413	$1,181	$2	$8,796
Accounts and other receivable, net
Accounts receivable increased by $250 million to $5,239 million as at June 30, 2021, compared to $4,989 million as at December 31, 2020. The increase was primarily due to an increase in volumes and prices at our road fuels operations, partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021, combined with lower receivables in our advanced energy storage operations.
Inventory and other assets
Inventory and other assets increased by $416 million to $5,696 million    as at June 30, 2021, compared to $5,280 million as at December 31, 2020. The increase was primarily due to higher inventory and raw materials prices at our advanced energy storage operations and our road fuels operations, partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Property, plant & equipment and intangible assets
PP&E decreased by $863 million to $13,119 million as at June 30, 2021, compared to $13,982 million as at December 31, 2020. The decrease was primarily due to the deconsolidation of our graphite electrode operations on March 1, 2021, combined with an impairment recorded at our advanced energy storage operations in the first quarter of 2021 due to the closure of a North American recycling facility. As at June 30, 2021, PP&E included $1,250 million of right-of-use (“ROU”) assets.
Intangible assets decreased by $235 million to $11,026 million as at June 30, 2021, compared to $11,261 million as at December 31, 2020. The decrease was primarily due to the deconsolidation of our graphite electrode operations on March 1, 2021, combined with regular amortization of intangibles and net foreign currency movements.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations, terminal expansions at our road fuels operations and maintenance and expansion of the fleet at our fleet management services operations. Within our infrastructure services segment, capital expenditures were primarily related to two new shuttle tankers and vessel dry-docking costs at our offshore oil services operations, and equipment refurbishment, tooling and new fuel design at our nuclear technology services operations. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets at our water and wastewater operations within capital expenditures due to the nature of our concession agreements. On a consolidated basis, maintenance and growth capital expenditures for the six months ended June 30, 2021 were $198 million and $298 million, respectively.
Equity accounted investments
Equity accounted investments decreased by $104 million to $1,586 million as at June 30, 2021, compared to $1,690 million as at December 31, 2020. The decrease was primarily due to the reclassification of an equity accounted investment to financial assets at our advanced energy storage operations following a partial sale of our minority interest in the second quarter of 2021, partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
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Goodwill
Goodwill increased by $40 million to $5,284 million as at June 30, 2021, compared to $5,244 million as at December 31, 2020. The increase was primarily due to the acquisition of our technology services operations on January 8, 2021, which was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Accounts payable and other
Accounts payable and other increased by $526 million to $18,458 million as at June 30, 2021, compared to $17,932 million as at December 31, 2020. The increase was primarily due to an increase in accrued liabilities and payables as a result of an increase in sales volumes at our road fuels operations, an increase in unearned premiums as a result of higher premiums written at our residential mortgage insurer, combined with the acquisition of our technology services operations on January 8, 2021. The increase was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021, combined with a decrease in work in progress and decommissioning liabilities in nuclear technology services. As at June 30, 2021, accounts payable and other included $1,309 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at June 30, 2021, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association – Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the partnership’s unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the second quarter of 2021, the volume weighted average price was $44.64 per LP Unit, which was above the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $79 million for the quarter.
On August 11, 2020, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid, (“NCIB”), for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 11, 2020, or 4,016,508 LP Units, including up to 20,432 LP Units on the TSX during any trading day. The partnership can make block purchases that exceed this daily purchase restriction, up to a maximum of 2,000,000 LP Units and subject to the annual aggregate limit. During the six months ended June 30, 2021, a total of 447,871 LP Units were repurchased (June 30, 2020: 560,491 LP Units).
As at June 30, 2021 and December 31, 2020, the total number of Units outstanding are as follows:

UNITS	June 30, 2021	December 31, 2020
GP Units	4	4
LP Units	78,584,113	79,031,984
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA.
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Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA is presented net to Unitholders.
The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results on a line by line basis.
The following table presents Company EBITDA and Company FFO for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Revenues	$3,553	$2,690	$6,726	$5,895
Direct operating costs	(3,123)	(2,350)	(5,864)	(5,192)
General and administrative expenses	(106)	(92)	(202)	(197)
Equity accounted Company EBITDA	57	38	108	74
Company EBITDA (1)	$381	$286	$768	$580
Gain (loss) on acquisitions/dispositions, net	170	—	572	45
Other income (expense), net	—	(8)	(3)	(9)
Interest income (expense), net	(117)	(115)	(230)	(229)
Current income tax (expense) recovery	(51)	26	(157)	5
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(27)	(16)	(49)	(25)
Company FFO (1)	$356	$173	$901	$367
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
Comparison of the three and six months ended June 30, 2021 and 2020
Company EBITDA for the three months ended June 30, 2021 was $381 million, representing an increase of $95 million compared to $286 million for the three months ended June 30, 2020. The increase in Company EBITDA was primarily due to increased contributions from our business services and industrials segments, which were partially offset by lower contribution from our infrastructure services segment. Company EBITDA in our business services segment increased primarily due to contributions from our residential mortgage insurance operations, our construction operations and our healthcare services operations. Company EBITDA in our infrastructure services segment decreased primarily due to lower contributions from our nuclear technology services operations and our offshore oil services operations, which was partially offset by higher contributions from our work access services operations. Company EBITDA in our industrials segment increased primarily due to higher contributions from our advanced energy storage operations, which was partially offset by reduced contribution following the partial sale of our interest in our graphite electrode operations. Company EBITDA for the six months ended June 30, 2021 was $768 million, representing an increase of $188 million compared to $580 million for the six months ended June 30, 2020.
Company FFO for the three months ended June 30, 2021 was $356 million, representing an increase of $183 million compared to $173 million for the three months ended June 30, 2020. The increase in Company FFO was primarily due to the factors contributing to the increase in Company EBITDA, combined with a $148 million after-tax gain on the sale of common shares of our graphite electrode operations during the quarter. Company FFO for the six months ended June 30, 2021 was $901 million, representing an increase of $534 million compared to $367 million for the six months ended June 30, 2020.
18

Business services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Revenues	$2,401	$1,593	$4,323	$3,605
Direct operating costs	(2,220)	(1,503)	(4,007)	(3,468)
General and administrative expenses	(41)	(29)	(75)	(65)
Equity accounted Company EBITDA	5	3	8	11
Company EBITDA (1)	$145	$64	$249	$83
Gain (loss) on acquisitions/dispositions, net	—	—	—	46
Other income (expense), net	(1)	1	(3)	3
Interest income (expense), net	(19)	(16)	(31)	(31)
Current income tax (expense) recovery	(30)	(9)	(48)	(18)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(2)	(1)	(4)	(2)
Company FFO (1)	$93	$39	$163	$81
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to the Unitholders for our business services segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Total assets	$21,199	$19,884
Total liabilities	15,102	13,526
Interests of others in operating subsidiaries	3,542	4,133
Equity attributable to Unitholders	2,555	2,225
Total equity	$6,097	$6,358
Comparison of the three and six months ended June 30, 2021 and 2020
Company EBITDA in our business services segment for the three months ended June 30, 2021 was $145 million, representing an increase of $81 million compared to $64 million for the three months ended June 30, 2020. The increase in Company EBITDA was primarily due to higher contributions from our residential mortgage insurer, our construction operations and our healthcare services operations. Our residential mortgage insurer contributed $74 million to Company EBITDA for the three months ended June 30, 2021 compared to $25 million for the three months ended June 30, 2020. The increase was primarily due to our increased ownership (41% vs. 24%) following the privatization of our residential mortgage insurer and strong business performance. We benefited from strong premiums earned and low mortgage default rates during the quarter, supported by the strength of Canadian housing activity and increased market share. Our construction operations contributed $20 million to Company EBITDA for the three months ended June 30, 2021 compared to $9 million for the three months ended June 30, 2020. The increase was primarily due to normalized productivity and project execution relative to the prior year performance which was impacted by reduced project activity in the U.K. as a result of the economic shutdown. Our healthcare services operations contributed $19 million to Company EBITDA for the three months ended June 30, 2021 compared to $17 million for the three months ended June 30, 2020. The increase was primarily due to increased hospital admission rates and surgical activity, partially offset by lost contribution from the pathology operations which we sold in the fourth quarter of 2020. Prior year results included funding received in return for making our hospital network available to support the government’s pandemic response. Company EBITDA for the six months ended June 30, 2021 was $249 million, representing an increase of $166 million compared to $83 million for the six months ended June 30, 2020.
19

Company FFO in our business services segment for the three months ended June 30, 2021 was $93 million, representing an increase of $54 million compared to $39 million for the three months ended June 30, 2020. The increase was primarily due to the factors described above. Company FFO for the six months ended June 30, 2021 was $163 million, representing an increase of $82 million compared to $81 million for the six months ended June 30, 2020.
Infrastructure services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Revenues	$436	$485	$916	$983
Direct operating costs	(325)	(344)	(680)	(691)
General and administrative expenses	(18)	(23)	(35)	(39)
Equity accounted Company EBITDA	32	30	60	51
Company EBITDA (1)	$125	$148	$261	$304
Other income (expense), net	1	(10)	—	(13)
Interest income (expense), net	(38)	(35)	(77)	(75)
Current income tax (expense) recovery	(1)	(2)	(8)	(4)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(15)	(14)	(31)	(21)
Company FFO (1)	$72	$87	$145	$191
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our infrastructure services segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Total assets	$10,430	$10,839
Total liabilities	9,489	9,856
Interests of others in operating subsidiaries	288	355
Equity attributable to Unitholders	653	628
Total equity	$941	$983
Comparison of the three and six months ended June 30, 2021 and 2020
Company EBITDA in our infrastructure services segment for the three months ended June 30, 2021 was $125 million, representing a decrease of $23 million compared to $148 million for the three months ended June 30, 2020. The decrease was primarily due to lower contributions from nuclear technology services and offshore oil services, which was partially offset by higher contributions from work access services. Nuclear technology services contributed $57 million to Company EBITDA for the three months ended June 30, 2021 compared to $65 million for the three months ended June 30, 2020. The business performed well and in line with expected seasonality. We expect to generate higher performance in the second half of the year compared to the first half based on the scheduled timing and scope of customer maintenance cycles. Offshore oil services contributed $43 million to Company EBITDA for the three months ended June 30, 2021 compared to $63 million for the three months ended June 30, 2020. The decrease was primarily due to lower activity levels in the operations. Work access services contributed $25 million to Company EBITDA for the three months ended June 30, 2021 compared to $20 million for the three months ended June 30, 2020. The increase was primarily due to increased activity. Prior period results were negatively impacted by reduced activity at customers facilities related to the economic shutdown. Company EBITDA for the six months ended June 30, 2021 was $261 million, representing a decrease of $43 million compared to $304 million for the six months ended June 30, 2020.
20

Company FFO in our infrastructure services segment for the three months ended June 30, 2021 was $72 million, representing a decrease of $15 million compared to $87 million for the three months ended June 30, 2020. The decrease in Company FFO was primarily due to the factors described above. Prior period results included realized losses on derivatives in offshore oil services. Company FFO for the six months ended June 30, 2021 was $145 million, representing a decrease of $46 million compared to $191 million for the six months ended June 30, 2020.
Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Revenues	$716	$612	$1,487	$1,307
Direct operating costs	(574)	(500)	(1,170)	(1,028)
General and administrative expenses	(17)	(19)	(40)	(48)
Equity accounted Company EBITDA	20	5	40	12
Company EBITDA (1)	$145	$98	$317	$243
Gain (loss) on acquisitions/dispositions, net	170	—	572	(1)
Other income (expense), net	—	1	—	1
Interest income (expense), net	(57)	(63)	(115)	(128)
Current income tax (expense) recovery	(32)	27	(123)	6
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(10)	(1)	(14)	(2)
Company FFO (1)	$216	$62	$637	$119
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our industrials segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Total assets	$21,819	$23,929
Total liabilities	17,213	19,354
Interests of others in operating subsidiaries	3,143	3,357
Equity attributable to Unitholders	1,463	1,218
Total equity	$4,606	$4,575
Comparison of the three and six months ended June 30, 2021 and 2020
Company EBITDA in our industrials segment for the three months ended June 30, 2021 was $145 million, representing an increase of $47 million compared to $98 million for the three months ended June 30, 2020. The increase was primarily due to higher contribution from our advanced energy storage operations, which was partially offset by lower contribution from our graphite electrode operations. Our advanced energy storage operations contributed $106 million to Company EBITDA for the three months ended June 30, 2021 compared to $59 million for the three months ended June 30, 2020. The increase was primarily due to an 18% increase in battery sales volumes due to strong aftermarket growth and a more normalized demand environment. Our graphite electrode operations contributed $17 million to Company EBITDA for the three months ended June 30, 2021 compared to $40 million for the three months ended June 30, 2020. The decrease was primarily due to our reduced ownership compared to the second quarter of 2020. Company EBITDA for the six months ended June 30, 2021 was $317 million, representing an increase of $74 million compared to $243 million for the six months ended June 30, 2020.
21

Company FFO in our industrials segment for the three months ended June 30, 2021 was $216 million, representing an increase of $154 million compared to $62 million for the three months ended June 30, 2020. The increase in Company FFO was primarily due to the factors noted above, combined with a $148 million after-tax gain recognized on the sale of common shares of our graphite electrode operations during the quarter, partially offset by higher tax expense incurred in the current quarter. Prior period results included a current tax recovery recognized on the extinguishment of debt at our automotive aftermarket parts remanufacturer. Company FFO for the six months ended June 30, 2021 was $637 million, representing an increase of $518 million compared to $119 million for the six months ended June 30, 2020.
Corporate and other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2021	2020	2021	2020
Direct operating costs	$(4)	$(3)	$(7)	$(5)
General and administrative expenses	(30)	(21)	(52)	(45)
Company EBITDA (1)	$(34)	$(24)	$(59)	$(50)
Interest income (expense), net	(3)	(1)	(7)	5
Current income tax (expense) recovery	12	10	22	21
Company FFO (1)	$(25)	$(15)	$(44)	$(24)
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our corporate and other segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Total assets	$77	$94
Total liabilities	525	673
Equity Attributable to Preferred Shares	15	15
Equity Attributable to Unitholders	(463)	(594)
Total equity	$(448)	$(579)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the three and six months ended June 30, 2021 were $23 million and $41 million compared to $16 million and $32 million for the three and six months ended June 30, 2020. General and administrative costs relate to corporate expenses, including management, audit and director fees. The increase in the management fee was due to an increase in the total capitalization of the partnership.
Company FFO in our corporate and other segment included net current income tax recovery of $12 million for the three months ended June 30, 2021, primarily related to corporate expenses, including management fees, which partially reduced the current tax expense that was recognized in the operating segments.
We have a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2021, the amount of the deposit from Brookfield was $427 million (December 31, 2020: $300 million).
22

Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains and losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company FFO is presented net to Unitholders. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:
•Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back impairment losses as well as non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense and current income taxes. Company EBITDA is presented net to Unitholders. Company EBITDA has limitations as an analytical tool as it does not include our share of realized disposition gains and losses, interest income and expense, and current income taxes, as well as depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.
23

The following table reconciles Company EBITDA and Company FFO to net income attributable to Unitholders for the periods indicated.

	Three months ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,401	$436	$716	$—	$3,553	$7,682	$11,235
Direct operating costs	(2,220)	(325)	(574)	(4)	(3,123)	(6,873)	(9,996)
General and administrative expenses	(41)	(18)	(17)	(30)	(106)	(147)	(253)
Equity accounted Company EBITDA (2)	5	32	20	—	57	22	79
Company EBITDA	145	125	145	(34)	381
Gain (loss) on acquisitions / dispositions, net (3)	—	—	170	—	170	8	178
Other income (expense), net (4)	(1)	1	—	—	—	(4)	(4)
Interest income (expense), net	(19)	(38)	(57)	(3)	(117)	(234)	(351)
Current income tax (expense) recovery (5)	(30)	(1)	(32)	12	(51)	(67)	(118)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(15)	(10)	—	(27)	(5)	(32)
Company FFO	93	72	216	(25)	356
Depreciation and amortization expense					(191)	(362)	(553)
Impairment expense, net					—	—	—
Gain (loss) on acquisitions / dispositions, net (3)					(163)	1	(162)
Other income (expense), net (4)					(30)	(63)	(93)
Deferred income tax (expense) recovery					41	40	81
Non-cash items attributable to equity accounted investments (2)					(28)	(12)	(40)
Net income (loss)					$(15)	$(14)	$(29)
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $7 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $16 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(97) million as per the unaudited interim condensed consolidated statements of operating results.
24

	Six months ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,323	$916	$1,487	$—	$6,726	$14,338	$21,064
Direct operating costs	(4,007)	(680)	(1,170)	(7)	(5,864)	(12,568)	(18,432)
General and administrative expenses	(75)	(35)	(40)	(52)	(202)	(302)	(504)
Equity accounted Company EBITDA (2)	8	60	40	—	108	67	175
Company EBITDA	249	261	317	(59)	768
Gain (loss) on acquisitions / dispositions, net (3)	—	—	572	—	572	740	1,312
Other income (expense), net (4)	(3)	—	—	—	(3)	(14)	(17)
Interest income (expense), net	(31)	(77)	(115)	(7)	(230)	(469)	(699)
Current income tax (expense) recovery (5)	(48)	(8)	(123)	22	(157)	(163)	(320)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(31)	(14)	—	(49)	(12)	(61)
Company FFO	163	145	637	(44)	901
Depreciation and amortization expense					(373)	(722)	(1,095)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions / dispositions, net (3)					60	451	511
Current income tax (expense) recovery (5)					9	—	9
Other income (expense), net (4)					(5)	(36)	(41)
Deferred income tax (expense) recovery					35	80	115
Non-cash items attributable to equity accounted investments (2)					(54)	(24)	(78)
Net income (loss)					$515	$1,223	$1,738
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $36 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(58) million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to current income tax (expense) recovery of $(311) million as per the unaudited interim condensed consolidated statements of operating results.
25

	Three months ended June 30, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,593	$485	$612	$—	$2,690	$4,680	$7,370
Direct operating costs	(1,503)	(344)	(500)	(3)	(2,350)	(3,935)	(6,285)
General and administrative expenses	(29)	(23)	(19)	(21)	(92)	(136)	(228)
Equity accounted Company EBITDA (2)	3	30	5	—	38	25	63
Company EBITDA	64	148	98	(24)	286
Gain (loss) on acquisitions / dispositions, net	—	—	—	—	—	(4)	(4)
Other income (expense), net (3)	1	(10)	1	—	(8)	(11)	(19)
Interest income (expense), net	(16)	(35)	(63)	(1)	(115)	(238)	(353)
Current income tax (expense) recovery	(9)	(2)	27	10	26	(49)	(23)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(1)	(14)	(1)	—	(16)	(6)	(22)
Company FFO	39	87	62	(15)	173
Depreciation and amortization expense					(179)	(354)	(533)
Impairment expense, net					(11)	(18)	(29)
Other income (expense), net (3)					(87)	255	168
Deferred income tax (expense) recovery					12	55	67
Non-cash items attributable to equity accounted investments (2)					(17)	(6)	(23)
Net income (loss)					$(109)	$258	$149
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $18 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $149 million as per the unaudited interim condensed consolidated statements of operating results.
26

	Six months ended June 30, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$3,605	$983	$1,307	$—	$5,895	$11,621	$17,516
Direct operating costs	(3,468)	(691)	(1,028)	(5)	(5,192)	(9,994)	(15,186)
General and administrative expenses	(65)	(39)	(48)	(45)	(197)	(275)	(472)
Equity accounted Company EBITDA (2)	11	51	12	—	74	61	135
Company EBITDA	83	304	243	(50)	580
Gain (loss) on acquisitions / dispositions, net	46	—	(1)	—	45	134	179
Other income (expense), net (3)	3	(13)	1	—	(9)	(10)	(19)
Interest income (expense), net	(31)	(75)	(128)	5	(229)	(488)	(717)
Current income tax (expense) recovery	(18)	(4)	6	21	5	(103)	(98)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(21)	(2)	—	(25)	(11)	(36)
Company FFO	81	191	119	(24)	367
Depreciation and amortization expense					(358)	(713)	(1,071)
Impairment expense, net					(63)	(79)	(142)
Other income (expense), net (3)					(183)	134	(49)
Deferred income tax (expense) recovery					59	106	165
Non-cash items attributable to equity accounted investments (2)					(57)	(33)	(90)
Net income (loss)					$(235)	$350	$115
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $9 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(68) million as per the unaudited interim condensed consolidated statements of operating results.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
LP Units	$2,230	$1,928
GP Units	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,978	1,549
Special LP Units	—	—
Equity attributable to Unitholders	$4,208	$3,477
27

The following table presents equity attributable to Unitholders by segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2021	$2,555	$653	$1,463	$(463)	$4,208
December 31, 2020	$2,225	$628	$1,218	$(594)	$3,477

Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
We continue to monetize our investment in our graphite electrode operations through the sale of common shares. During the second quarter of 2021 we generated after-tax net proceeds of approximately $131 million net to Unitholders and reduced our economic ownership interest in the company to 8%.
We also continue to look for opportunities to grow our existing businesses. On April 1, 2021, together with institutional investors, we completed the acquisition of the remaining 43% publicly held shares of our residential mortgage insurer. We funded approximately $185 million net of financing raised of the $1.3 billion total consideration. Upon closing of the transaction, our economic ownership in the residential mortgage insurance operations increased to 41%.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from our operations, monetizations of mature businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
June 30, 2021	$4,053	$5,792	$12,013	$21,858
December 31, 2020	$3,389	$5,904	$13,873	$23,166
As at June 30, 2021, the partnership had non-recourse borrowings in subsidiaries of $21,858 million compared to $23,166 million as at December 31, 2020. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	June 30, 2021	December 31, 2020
Credit facilities	$1,251	$1,095
Securitization program (1)	100	157
Project financing	639	503
Notes and debentures	7,664	7,631
Term loans	12,204	13,780
Total non-recourse borrowings in subsidiaries of the partnership	$21,858	$23,166
____________________________________
(1)Securitization program at the subsidiary level.
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The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, the partnership and its operations had borrowings totaling $22,285 million as at June 30, 2021, compared to $23,776 million as at December 31, 2020. The decrease of $1,491 million was primarily attributable to the deconsolidation of our graphite electrode operations on March 1, 2021 and regular debt amortization at our portfolio companies. The decrease was partially offset by new debt issuances at our residential mortgage insurer.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 60 years. The weighted average maturity at June 30, 2021 was 4.9 years and the weighted average interest rate on debt outstanding was 4.8%. As at June 30, 2021, our maximum borrowing capacity at the corporate and operating subsidiary level was $28,003 million, of which $22,285 million was drawn.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. For the six months ended June 30, 2021, the financial performance of our businesses were in line with covenants and we took proactive measures to amend the terms of certain debt instruments or seek waivers from lenders, where necessary. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Holding LP and the Holding Entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at June 30, 2021, the revolving acquisition credit facility remains undrawn.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At June 30, 2021, the partnership had $2,075 million available on its bilateral credit facilities with a maturity date of June 29, 2026.
The partnership also has Deposit Agreements with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at June 30, 2021, the amount of the deposit from Brookfield was $427 million (December 31, 2020: $300 million on deposit from Brookfield) included in corporate borrowings.

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The table below outlines the partnership’s consolidated net debt-to-capitalization as at June 30, 2021 and December 31, 2020:

(US$ MILLIONS, except as noted)	June 30, 2021	December 31, 2020
Corporate borrowings	$427	$610
Non-recourse borrowings in subsidiaries of the partnership	21,858	23,166
Cash and cash equivalents	(2,076)	(2,743)
Net debt	$20,209	$21,033
Total equity	11,196	11,337
Total capital and net debt	$31,405	$32,370
Net debt-to-capitalization ratio	64%	65%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 5, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on September 29, 2021 to unitholders of record as at the close of business on August 31, 2021.
During the second quarter of 2021, the volume weighted average price was $44.64 per LP Unit, which was above the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $79 million for the quarter.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2021, we had cash and cash equivalents of $2,076 million, compared to $2,743 million as at December 31, 2020. The net cash flows for the six months ended June 30, 2021 and June 30, 2020 were as follows:

	Six months ended June 30,
(US$ MILLIONS)	2021	2020
Cash flows provided by (used in) operating activities	$818	$1,962
Cash flows provided by (used in) investing activities	144	(1,099)
Cash flows provided by (used in) financing activities	(1,653)	(589)
Impact of foreign exchange on cash	24	(122)
Change in cash and cash equivalents	$(667)	$152
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the six months ended June 30, 2021 was $818 million compared to $1,962 million for the six months ended June 30, 2020. Net of working capital changes, the cash flow provided by operating activities decreased $35 million to $1,103 million for the three months ended June 30, 2021 compared to $1,138 million for the three months ended June 30, 2020. The cash flow provided by operating activities during the six months ended June 30, 2021 was primarily attributable to the cash generated by our residential mortgage insurer, fleet management services, nuclear technology services and advanced energy storage operations.
Cash flow provided by (used in) investing activities
Total cash flow provided by investing activities was $144 million for the six months ended June 30, 2021, compared to cash used of $1,099 million for the six months ended June 30, 2020. Our cash flows provided by investing activities were primarily related to cash proceeds received on the partial disposition of our graphite electrode operations in May 2021. This was partially offset by the acquisition of our technology services operations, the net purchases of corporate and government bonds at our residential mortgage insurer and the acquisition of property, plant, and equipment and intangible assets primarily within our industrials and infrastructure services segments.
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Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $1,653 million for the six months ended June 30, 2021, compared to $589 million for the six months ended June 30, 2020. During the six months ended June 30, 2021, our financing activities included a net repayment of borrowings of $253 million, which comprised primarily of debt repayments at our advanced energy operations, our non-bank financial services operations and our graphite electrode operations, partially offset by increased borrowings at our residential mortgage insurer. Capital provided by others who have interests in operating subsidiaries was $1,357 million for the six months ended June 30, 2021, which was primarily related to capital contributions to fund the acquisition of our technology services and the acquisition of the remaining publicly held interests in our residential mortgage insurer. This was partially offset by distributions to others who have interests in operating subsidiaries of $1,279 million for the six months ended June 30, 2021, which was primarily related to the distribution of proceeds from the partial disposition of our graphite electrode operations, proceeds from the sale of our investment in public securities in our industrials segment, and distributions following the recapitalization of our residential mortgage insurer.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2021, the total outstanding amount was approximately $2,097 million. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments – foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at June 30, 2021:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,540	$959	$373	$(20)	$437	$417	$499
FX Contracts – US$	(544)	(166)	—	—	(45)	(107)	—
As at June 30, 2021, approximately 21% of our foreign currency net equity exposure was hedged.
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Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2021:

	Payments as at June 30, 2021
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$22,763	$1,838	$2,425	$14,750	$3,750
Lease liabilities	1,820	192	197	367	1,064
Interest expense	5,306	1,054	1,008	2,593	651
Decommissioning liabilities	1,679	19	4	47	1,609
Pension obligations	1,266	111	111	352	692
Obligations under agreements	325	226	20	41	38
Total	$33,159	$3,440	$3,765	$18,150	$7,804

Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Subsequent Events
Subsequent to June 30, 2021, the partnership was party to the events as described in Note 26 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Due to the circumstances surrounding the global economic shutdown, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of June 30, 2021. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at June 30, 2021. The partnership will continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.
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Recently adopted accounting standards
(i)    IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the unaudited interim condensed consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic uncertainty. We are continually monitoring and assessing the global economic uncertainty on our internal controls to minimize the impact on their design and effectiveness.
Excluded from our evaluation were internal controls over financial reporting at our technology services operations for which control was acquired on January 8, 2021. The financial statements of our technology services operations constitute approximately 1% of total assets, 2% of net assets, 1% of revenues, and 0% of net income of the unaudited interim condensed consolidated financial statements of the partnership as of and for the six months ended June 30, 2021.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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